Schiff Hardin LLP 901 K Street NW Suite 700 Washington, DC 20001

T 202.778.6400 F 202.778.6460

schiffhardin.com

Alec F. Orudjev (202) 724.6846 aorudjev@schiffhardin.com

February 16, 2021

VIA SEC EDGAR

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Deanna Virginio, Attorney

Re:	GBS Inc.
Registration Statement on Form S-1
Filed January 21, 2021
File No. 333-252277

Dear Ms. Virginio:

On behalf of GBS, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated February 4, 2021 with respect to the Company’s Registration Statement on Form S-1 (the “Original Filing”), filed on January 21, 2021 by the Company. For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Please note that the Company will revise and amend the Original Filing to address the foregoing comment, which filing will be filed concurrently with the submission of this response letter.

Registration Statement on Form S-1

General

1. Please revise your prospectus to include the information required by Item 11 of Form S-1. In this regard, we note that you do not include disclosure required under parts (a)-(d), (h), (k) and (l) of Item 11 of Form S-1. Alternatively, please explain to us why such disclosure is not required.

Response: The Original Filing has been revised to include the Item 11 disclosures referenced in the comment above.

**************

Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc: Harry Simeonidis, CEO and President